Firsthand

Firsthand Technology Value Fund, Inc.
150 Almaden Blvd., Ste. 1250
San Jose, CA 95113

January 8, 2014

VIA FACSIMILE AND CERTIFIED MAIL

Phillip Goldstein
Principal of the General Partner
c/o Full Value Partners L.P.
250 Pehle Avenue, Suite 708
Saddle Brook, New Jersey 07663

Re: Firsthand Technology Value Fund, Inc.

Dear Mr. Goldstein:

We are in receipt of your letter, dated December 9, 2013 (the "December Letter"), submitted on behalf of Full Value Partners L.P., responding to our letter, dated December 5, 2013. In your December Letter, you indicated that you do not believe that the Board of Directors (the "Board") of Firsthand Technology Value Fund, Inc. (the "Company") is entitled to any additional information required under Section 11 of Article II of the Company's Bylaws in connection with your nominations and stockholder proposal contained your letter, dated November 12, 2013 (the "November Letter"). You further indicated that you do not intend to provide completed Proposed Nominee questionnaires with respect to your two nominees for director or otherwise supplement your deficient initial notice contained in your November Letter.

As you are likely aware, advance notice bylaws are extremely common in public companies, including closed-end investment companies. Indeed, advance notice bylaws are expressly authorized under the Maryland General Corporation Law. The Company's charter and Bylaws have been in place since the reorganization of the Company as a Maryland corporation and the commencement of its operations as a business development company and have not been amended. Section 5.6 of the Company's charter provides that "[a]ll persons who shall acquire stock in the Corporation shall acquire the same subject to the provisions of the charter and the Bylaws." Accordingly, you acquired your shares in the Company subject to these well-established, publicly available provisions of law and the Company's charter and Bylaws.

The Company believes that the requirement under the Company's Bylaws to submit a completed Proposed Nominee questionnaire is unremarkable, as it is the same director and officer questionnaire that is completed annually by each member of the Board. Among other things, such a requirement helps to avoid a situation where a nominee is elected who cannot be seated as a director due to a previously unknown relationship, conflict of interest or other disqualification. This is particularly important in the context of a business development

Firsthand

Firsthand Technology Value Fund, Inc.
150 Almaden Blvd., Ste. 1250
San Jose, CA 95113

company such as the Company, which is heavily regulated under the Investment Company Act of 1940, as amended.

In light of your unwillingness to provide all of the information required under Section 11 of Article II of the Company's Bylaws prior to the extended deadline of December 19, 2013, the Board has determined that you have not complied with the advance notice requirements of the Company's Bylaws. You should expect that the chairman of the 2014 Annual Meeting of Stockholders will rule your nominations and business proposal as contained in the November Letter out of order and that they will not be considered at the 2014 Annual Meeting. Thank you for your interest in our Company.

Sincerely,

Kelvin Leung
Secretary

Cc: Greg Burglin
Mark Fitzgerald
Kimun Lee
Kevin Landis